Exhibit 5.1
May 30, 2025
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, CO 80202-1161
Ladies and Gentlemen:
I am the Vice President, Corporate Secretary, and Chief Compliance Officer of Royal Gold, Inc., a Delaware corporation (the “Company”). This letter is being delivered in connection with Post-Effective Amendment No. 1 to Form S-8 (File No. 333-209391) (the “Post-Effective Amendment”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed offering, pursuant to the terms of the Royal Gold, Inc. 2025 Incentive Plan (the “2025 Plan”), of up to 2,292,905 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), that either (a) remained available under the Royal Gold, Inc. 2015 Omnibus Long-Term Incentive Plan (as amended, the “2015 Plan”) immediately prior to May 22, 2025 (the “Effective Date”), or (b) were subject to awards granted under the 2015 Plan that were outstanding as of the Effective Date and which awards expire, terminate, or are otherwise surrendered, cancelled, forfeited, or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right (collectively, the shares of Common Stock described in clauses (a) and (b) above, the “Rollover Shares”). The maximum number of Rollover Shares will not exceed 2,292,905 shares of Common Stock. This opinion letter is furnished to enable the Company to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Post-Effective Amendment.
For purposes of this opinion letter, I have examined copies of such agreements, instruments, and documents as I have deemed an appropriate basis on which to render the opinions hereinafter expressed. In my examination of the aforesaid documents, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to me, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to me as copies (including PDFs). As to all matters of fact, I have relied on the representations and statements of fact made in the documents so reviewed, and I have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.
This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. I express no opinion herein as to any other statutes, rules or regulations.
Based upon, subject to and limited by the foregoing, I am of the opinion that following (i) effectiveness of the Post-Effective Amendment, (ii) issuance of the Rollover Shares pursuant to the terms of the 2025 Plan, and (iii) receipt by the Company of the consideration for the Rollover Shares specified in the applicable resolutions of the Board of Directors or a duly authorized committee thereof and in the 2025 Plan, the Rollover Shares that constitute original issuances by the Company will be validly issued, fully paid, and non-assessable.
This opinion letter has been prepared for use in connection with the Post-Effective Amendment. I assume no obligation to advise of any changes in the foregoing subsequent to the effective date of the Post-Effective Amendment.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Post-Effective Amendment. In giving this consent, I do not thereby admit that I am an “expert” within the meaning of the Securities Act.
Sincerely,
/s/ David Crandall
Vice President, Corporate Secretary, and Chief Compliance Officer
Royal Gold, Inc.